Exhibit 99.1

Clearmind Medicine Advances CMND-100 to Dosing Phase at Hadassah Medical Center in Ongoing Phase I/IIa Clinical Trial for Alcohol Use Disorder

Vancouver, Canada, Dec. 02, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced another key milestone in its Phase I/IIa clinical trial for the treatment of Alcohol Use Disorder (AUD): the first participant has been enrolled and dosed with CMND-100, its proprietary MEAI-based oral drug candidate, at Hadassah-University Medical Center in Jerusalem, Israel.

The trial at Hadassah-University Medical Center is led by Prof. Joseph Caraco, Director of the Clinical Pharmacology Unit in the Department of Medicine. This site is part of the Company’s multinational Phase I/IIa clinical trial evaluating the safety, tolerability, pharmacokinetics and preliminary efficacy of CMND-100 in patients with AUD. Recent positive top-line results from the first cohort and unanimous Data and Safety Monitoring Board recommendation that the clinical trial continue contribute to supporting strong momentum across all active sites.

“We believe that dosing the first participant with CMND-100 at Hadassah Medical Center marks yet another significant step forward in expanding our global trial footprint and accelerating our path to potentially delivering innovative treatments for AUD,” said Dr. Adi Zuloff-Shani, Ph.D., CEO of Clearmind Medicine. “Hadassah’s expertise in clinical research, combined with our encouraging early data from the first cohort, brings us closer to potentially transforming the lives of millions affected by alcohol use disorder.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the strong momentum across all of its active clinical sites, its belief that dosing the first participant with CMND-100 at Hadassah Medical Center marks another significant step forward in expanding its global trial footprint and accelerating its path to potentially delivering innovative treatments for AUD and potentially transforming the lives of millions affected by alcohol use disorder .. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.